PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109FT1 – CERTIFICATION OF ANNUAL FILINGS

I, Lisa Reynolds, Chairman of the Board and Director of Pacific Harbour Capital Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd. for the year ended March 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:

July 25, 2005.

"Lisa Reynolds"

_____________________________

Lisa Reynolds

Chairman of the Board and Director

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109FT1– CERTIFICATION OF ANNUAL FILINGS

I, Thomas Pressello, President and Chief Financial Officer of Pacific Harbour Capital Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd., for the year ended March 31st, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Dated:

July 25, 2005

"Thomas Pressello""

_____________________________

Thomas Pressello

President and Chief Financial Officer